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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X   Form 40-F
                                  ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes           No  X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein are the following:

     (i) Consolidated financial statements of Tefron Ltd. for the fiscal quarter ended September 30, 2003, prepared in accordance with generally accepted accounting principles in the United States. These financial statements were attached to the quarterly report of Macpell Industries Ltd., an Israeli company which owns approximately 35% of the outstanding ordinary shares of Tefron. Macpell is required by the Israeli Securities Authority to attach to its quarterly financial statements for the period ended September 30, 2003, the financial statements of Tefron.

          These financial statements are in addition to the financial statements of Tefron Ltd. for the quarter ended September 30, 2003, that were filed as part of Tefron's Report on Form 6-K filed with the Securities and Exchange Commission on November 17, 2003.

     (ii) Management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended September 30, 2003, with respect to the financial statements of Tefron.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By:  /s/ Gil Rozen
                                             -------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By:  /s/ Hanoch Zlotnik
                                             -------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager



Date: December 2, 2003








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